Exhibit 15.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Le Gaga Holdings Limited:
We consent to the incorporation by reference in the registration statement (No. 333-173979) on Form S-8 of Le Gaga Holdings Limited of our report dated July 15, 2011, with respect to the consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2009, 2010 and 2011, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2011, which report appears in the March 31, 2011 annual report on Form 20-F of Le Gaga Holdings Limited.
/s/ KPMG
Hong Kong, China
July 15, 2011